                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                  25, AVENUE KLÉBER, 75116 PARIS, FRANCE
                  --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE
REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658, NO. 333-12028 AND
333-90154) AND THE RELATED PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE ON
WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR
REPORTS SUBSEQUENTLY FILED OR FURNISHED.

ENCLOSURES:

Orders & Sales for the First Nine Months Ended 31 December 2002............3

                                                                 16 January 2003

                       FIRST NINE MONTHS - ORDERS & SALES
                      (1st April 2002 - 31st December 2002)

o   RESILIENT PERFORMANCE IN ORDERS (-2%) AND SALES (+1%) ON A COMPARABLE BASIS

o   MORE  THAN €450  MILLION  IN  DISPOSALS  INCLUDING  FURTHER  REAL ESTATE IN
    EUROPE (€142 MILLION) AND CAPTIVE INSURANCE COMPANY (€101 MILLION)

o   DEBT REDUCTION REMAINS TOP PRIORITY

Commenting  on the first nine months  Orders and Sales  announced  this morning,
Patrick Kron, Chief Executive Officer of ALSTOM, stated:

"Since our last  announcement  two months ago, there has been no major change in market trends:  demand  for  Transport  remains  strong,  T&D is stable overall, while  demand  in  Power  and  Marine  is  still  low in an  uncertain  economic environment.
After completion of our current budget process, in mid-March I will announce our plans and  expectations  for the  coming  years.  Debt  reduction  remains a top priority  for  ALSTOM  and we expect  proceeds  from real  estate  and  business disposals to exceed the original RESTORE VALUE target."

    REPORTED FIGURES (Unaudited)

--------------------------------------------------------------------------------------------------------------
In € million                        ORDERS RECEIVED                                   SALES
--------------------------------------------------------------------------------------------------------------
                           FIRST NINE     First Nine      % change       FIRST NINE     First Nine    % change
                             MONTHS         Months                         MONTHS         Months
                            FY2002/        FY2001/2                       FY2002/        FY2001/2
                              2003            002                           2003            002
--------------------------------------------------------------------------------------------------------------
Power                        7,240          9,152           -21%           8,367          9,771         -14%
Transmission &
Distribution                 2,771          2,968            -7%           2,694          2,765          -3%
Transport                    5,200          4,604            13%           3,618          3,112          16%
Marine                         135            229           -41%           1,065            835          27%
Others(1)                      144          1,064           -87%             156            907         -83%
--------------------------------------------------------------------------------------------------------------
Total                       15,490         18,017           -14%          15,900         17,390          -9%
--------------------------------------------------------------------------------------------------------------
(1) Including Contracting disposed as of 20 July 2001

    COMPARABLE FIGURES (Unaudited)

Orders and sales,  as reported,  were  impacted  during the first nine months of fiscal  year  2002/03  by the  translation  effect  between  euro  and  non-euro currencies,  particularly the US dollar (impact of  approximately  4.1%), and by the change in scope,  mainly the disposal of  Contracting  in July 2001 and GTRM
(Transport) in September 2001.  Comparable  figures below adjust the fiscal year
2001/02 figures for these impacts.

--------------------------------------------------------------------------------------------------------------
In € million                      ORDERS RECEIVED                                   SALES
--------------------------------------------------------------------------------------------------------------
                           FIRST NINE     First Nine      % change       FIRST NINE     First Nine    % change
                             MONTHS         Months                         MONTHS         Months
                            FY2002/        FY2001/2                       FY2002/        FY2001/2
                              2003            002                           2003            002
--------------------------------------------------------------------------------------------------------------
Power                        7,240          8,656           -16%           8,367          9,264         -10%
Transmission &
Distribution                 2,771          2,806            -1%           2,694          2,638           2%
Transport                    5,200          3,928            32%           3,618          2,793          30%
Marine                         135            229           -41%           1,065            835          27%
Others                         144            164           -12%             156            154           2%
--------------------------------------------------------------------------------------------------------------
Total                       15,490         15,783            -2%          15,900         15,684           1%
--------------------------------------------------------------------------------------------------------------

ORDERS RECEIVED: -2%
--------------------

Despite a poor economic  environment  overall orders  received  during the third quarter of 2002/03  (€4,953  million) were above the second quarter of this year
(€4,863   million)  and  the  third  quarter  of  the  previous  year
(€4,824 million).

On a  comparable  basis,  order  intake  for the first 9 months  of fiscal  year
2002/03  decreased  by 2% compared  with the same period of the  previous  year, mainly  due to Power  (-16%) and to a lesser  extent  Marine  (-41%).  Transport improved  significantly  (+32%),  taking  advantage  of a very  buoyant  market.
T&D remained stable (-1%).

The backlog, at €33 billion, remains equivalent to 19 months of sales.

SALES: +1%
----------

On a comparable basis,  cumulative sales for the first  three-quarters of fiscal year  2002/03  were  up 1%  versus  last  year.  This  was  mainly  due  to  the performances of Transport (+30%) and Marine (+27%), which offset the decrease in
Power (-10%). T&D remained stable (+2%).

GEOGRAPHIC BREAKDOWN
--------------------

    COMPARABLE FIGURES (Unaudited)

--------------------------------------------------------------------------------------------------------------
In € million                        ORDERS RECEIVED                                   SALES
--------------------------------------------------------------------------------------------------------------
                           FIRST NINE     First Nine      % change       FIRST NINE     First Nine    % change
                             MONTHS         Months                         MONTHS         Months
                            FY2002/        FY2001/2                       FY2002/        FY2001/2
                              2003            002                           2003            002
--------------------------------------------------------------------------------------------------------------
Europe                       7,442          6,578            13%            6,686          6,018         11%
North America                3,487          3,908           -11%            3,612          4,380        -18%
Latin  America                 774          1,302           -41%            1,176            670         76%
Africa/Middle East           1,614          1,289            25%            1,630          1,427         14%
Asia/Pacific                 2,173          2,705           -20%            2,796          3,190        -12%
--------------------------------------------------------------------------------------------------------------
Total                       15,490         15,783            -2%           15,900         15,684          1%
--------------------------------------------------------------------------------------------------------------

Europe  remained the main market for the Company,  with 48% of orders versus 37%
at the end of December 2001, and continued to grow (+13%).

Orders in North  America  decreased  by 11%,  reflecting  the collapse of the US energy market partly offset by a good performance from Transport.

Orders in Latin America were down 41%,  affected by the economic  crisis in this region.

Orders in  Africa/Middle  East were up 25% due to  significant  demand for power infrastructure, particularly in the Middle East.

Orders in  Asia/Pacific  decreased  by 20%,  largely  due to a decrease in Power orders,  where several important projects were secured in Malaysia and Australia last year.

MORE THAN €450 MILLION OF DISPOSALS
-----------------------------------

The Company is making  significant  progress  with the real estate and  business disposals outlined in its Restore Value plan:

-   The  South  African   subsidiary  was  sold  for  €50  MILLION  in September
    2002.

-   The  UK  real  estate  portfolio  was  sold  for  €175  MILLION  in December
    2002.  This portfolio  constituted 19 properties,  comprising 800 000 square metres of buildings  and 600 acres of land.  The Company has taken leases on
    most  of  these   properties,   the  average  length  of  the  leases  being
    approximately 13 years.

-   Two new  agreements  have just been  signed  for the sale of real  estate in continental Europe, one  with CDC Ixis Capital Market  (€120.5  million) and the other with a consortium  including  Morgan  Stanley  International  Real
    Estate   Funds   and   the   group    Foncière   des   Régions (€21million),
    for  a  total  of  €142  MILLION.   These  transactions  cover 16  sites  in
    France, Spain, Switzerland and Belgium,  comprising 310 000 square metres of buildings.  Again,  the Company has taken leases on the  properties  and the average length of the leases will be approximately 9 years.

-   Sale  of  captive  insurance  company  to  be closed end of January for €101
    MILLION.

In addition,  in November 2002, the Company selected EDS as preferred bidder for the  outsourcing of its IT services in 14 countries.  Negotiations  are now well advanced.

COMMENTS BY SECTOR
------------------

POWER

Despite long-term growth fundamentals,  the power generation equipment market is currently  at a  low  level  following  the  collapse  in  US  demand  after  an unprecedented boom.

Orders  in Power  decreased  by 16% and sales by 10%  compared  with the first 9 months of the previous  fiscal  year,  with  contrasting  trends in the Sector's constituent  Segments.  Customer  Service  continued to grow while Steam Turbine benefited from a very positive retrofit market,  which offset the decline in the
US combined cycle market. Gas Turbine,  Industrial Turbine and the Heat Recovery
Steam Generators business of Boilers & Environment  were also impacted by the US market  decline.  However,  demand in Gas Turbine  remained strong in the Middle
East. Orders in the Hydro Power Segment decreased, particularly in Brazil.

Important  orders  received  in the third  quarter  included  an  operation  and maintenance  contract  for a GT24  gas  turbine  power  station  in  Mexico  for

Iberdrola;  two 130 MW steam  turbines  as part of a combined  cycle  conversion project  for  Israel  Electric  Co and the  first  orders  for our new GT10C gas turbine in Egypt.

Whilst the US market  remains  difficult,  ALSTOM is benefiting  from its global coverage,  with a stable European  utility sector, a steady level of activity in the Middle East and selective opportunities in Asia/Pacific.

TRANSMISSION & DISTRIBUTION (T&D)

OVERALL THE MARKET REMAINED FLAT WITH GROWTH IN TRANSMISSION,  PARTICULARLY HIGH
VOLTAGE  SYSTEMS,  OFFSET BY A CONTINUING LOW LEVEL OF ACTIVITY IN  DISTRIBUTION
PRODUCTS.  THE RELATIVELY WEAK ORDER INTAKE FOR THE NINE MONTHS  OVERALL,  (-1%)
WAS DUE TO AN  EXCEPTIONAL  LOW LEVEL OF ORDERS  REGISTERED IN LARGE PROJECTS IN
THE THIRD  QUARTER  2002/03.  DEMAND IS BUOYANT IN CHINA AND THE MIDDLE EAST AND
THE COMPANY  REMAINS WELL  POSITIONED TO BENEFIT FROM AN  IMPROVEMENT  IN THE US
MARKET AS SOON AS A NEW REGULATORY REGIME IS PUT IN PLACE. SALES REMAINED STABLE
(+2%).

TRANSPORT

In a continuing strong market,  Transport  achieved a very good performance both in orders  (+32%) and sales  (+30%).  During the third quarter some major orders
were   registered,   including  the  New   York   Metro  (ALSTOM's  share:  €650
million)   and  a  14-year  maintenance  contract   for   AVE   in  Spain  (€500
million).

The recently-announced contracts for the supply of new metro trains in Barcelona
(€290  million)  and  the  maintenance   of   locomotives  for  BNSF  in  the US
(€420 million) have not yet been included in the  backlog.  Based  on  the  high level of current  activity,  this  positive  trend for the Sector is expected to continue.

In the UK, the last six  regional  trains were  delivered.  The first  Pendolino passenger service ran successfully in December 2002 on the West Coast Main Line, with commercial service due to start by the end of January 2003.

MARINE

The merger of the two main cruise  operators in the market and the  weakening of the US dollar  against the euro have delayed orders for  cruise-ships.  However, the cruise  holiday  market has  recovered  following the impact of 11 September
2001.

The other  high  added-value  ship  markets,  including  LNG  tankers,  are more positive in the short term. Orders received  included an oceanographic  ship for the French Ifremer Institute and a luxury yacht.

Despite a significant  decrease in orders  (-41%),  sales are  progressing  well
(+27%),  reflecting the shipyard's  backlog with 5 cruise-ships  to be delivered over the next 15 months.

Resolution  of  the  consequences  of the  Renaissance  bankruptcy  is now  well advanced,  with 6 of the 8 vessels either sold or chartered (three for long-term charter, one for short-term charter and two sold to P&O Princess).

OUTLOOK
-------

The  nine-month  trend in orders and sales is expected to be maintained  for the full year 2002/03.

                                        *
                                       * *

CONTACTS

Press enquiries:       G. Tourvieille
                       (Tel. +33 1 47 55 23 15)
                       gilles.tourvieille@chq.alstom.com

Investor relations:    E. Rocolle-Teyssier (Tel. +33 1 47 55 25 78)
                       investor.relations@chq.alstom.com

Internet:              http://www.alstom.com

                                        *
                                       * *

FORWARD-LOOKING STATEMENTS

This  press   release   contains,   and  other   written  or  oral  reports  and
communications  of  ALSTOM  may  from  time  to  time  contain,  forward-looking statements,  within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the  Securities  Exchange Act of 1934.  Such  statements  appear, without limitation, in all of the paragraphs of the comments of the Chairman and
CEO in the press release and in the sections Orders, Power and Outlook. Examples of  such  forward-looking  statements  include,  but  are  not  limited  to  (i)
projections or  expectations of sales,  income,  operating  margins,  dividends, provisions  or other  financial  items or  ratios,  (ii)  statements  of  plans, objectives  or goals of ALSTOM or its  management,  (iii)  statements  of future product or economic performance,  and (iv) statements of assumptions  underlying such statements.  Words such as "believes," "anticipates," "expects," "intends,"
"aims,"  "plans" and "will" and  similar  expressions  are  intended to identify forward-looking  statements but are not the exclusive means of identifying  such statements.

By their very nature, forward-looking statements involve risks and uncertainties that the forecasts, projections and other forward-looking statements will not be
achieved.   Such  statements  are  based  on  management's   current  plans  and
expectations  and are subject to a number of important  factors that could cause actual results to differ materially from the plans,  objectives and expectations expressed in such  forward-looking  statements.  These factors include:  (i) the
inherent   difficulty  of  forecasting  future  market   conditions,   level  of
infrastructure  spending,  GDP growth  generally,  interest  rates and  exchange rates;  (ii) the effects of, and changes  in,  laws,  regulations,  governmental policy,  taxation or  accounting  standards or  practices;  (iii) the effects of competition  in the  product  markets  and  geographic  areas  in  which  ALSTOM operates;  (iv) the ability to increase market share,  control costs and enhance cash generation while  maintaining  high quality products and services;  (v) the timely  development  of new products and services;  (vi) the inherent  technical complexity  of many of ALSTOM's  products  and  technologies  and the ability to resolve  effectively and at reasonable  cost technical  problems that inevitably arise,  including in particular  the problems  encountered  with the GT24/26 gas turbines;  (vii) risks  inherent in large  contracts that comprise a substantial portion of ALSTOM's business;  (viii) the effects of acquisitions and disposals;
(ix) the ability to invest in successfully,  and compete at the leading edge of, technology  developments across all of ALSTOM's Sectors; (x) the availability of adequate  cash flow from  operations  or other  sources to achieve  management's objectives or goals;  (xi) the inherent  difficulty in estimating future charter or sale prices of any relevant  cruise-ship  in any appraisal of the exposure in respect of the  Renaissance  matter or the unusual level of  uncertainty at this time  regarding  the world  economy in general;  and (xii)  ALSTOM's  success at adjusting to and managing the risks of the foregoing.  ALSTOM  cautions that the foregoing  list  of  important  factors  is  not  exhaustive;  when  relying  on forward-looking  statements to make decisions with respect to ALSTOM,  investors
and  others  should   carefully   consider  the  foregoing   factors  and  other
uncertainties  and events, as well as other factors described in other documents
ALSTOM  files from time to time with the  Securities  and  Exchange  Commission, including reports on Form 6-K.  Forward-looking  statements speak only as of the date on which they are made,  and ALSTOM  undertakes  no obligation to update or revise any of them,  whether as a result of new  information,  future  events or otherwise.

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: January 22, 2003                     By: /s/ Philippe Jaffré
                                               ------------------------------
                                               Name:   Philippe Jaffré
                                               Title:  Chief Financial Officer